

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Mr. Stephen J. Schoepfer
Chief Financial Officer
Carbonics Capital Corporation
100 Overlook Center, Second Floor
Princeton, New Jersey 08540

>   **RE: Carbonics Capital Corporation**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **File No. 0-28887**

Dear Mr. Schoepfer:

We issued a comment to you on the above captioned filing on April 24, 2012. As of the date of this letter, this comment remains outstanding and unresolved. We expect you will submit a supplemental response on EDGAR and amend your filing by June 6, 2012 to address this outstanding comment.

If you do not respond to the outstanding comment by June 6, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief